Mail Stop 3561

October 7, 2008

Mr. William H. Williams
President and Chief Executive Officer
Harry & David Holdings, Inc.
2500 South Pacific Highway
Medford, Oregon 97501

> **Re:** **Harry & David Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Filed September 14, 2007**
> **Commission File No. 333-127173**

Dear Mr. Williams:

We have reviewed your response dated September 19, 2008 to our comment letter dated September 9, 2008 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended June 30, 2007

Note 10 – Stock Option Plan, page F-22

1. We reviewed your response to comment one in our letter dated September 9, 2008. We also reviewed the related disclosures included on page F-23 of Form 10-K filed September 19, 2008. Based on these disclosures, it appears you may have changed your methodology for estimating the expected term of option grants, particularly starting in the fiscal year ended June 30, 2008. Please tell us how you computed the expected term assumption for the fiscal year ended June 30, 2008, and explain any differences between this methodology and the methodology employed in prior periods. Also tell us the reasons for the change in methodology and why the prior period computations were also correct and do not require revision. Notwithstanding the preceding, please revise your disclosure in future filings to include a discussion of the method used to incorporate the contractual term of the options and the employees' expected exercise and post-vesting employment termination behavior into the expected term assumption and fair value of the options. Refer to paragraph A240.e.2.a. of SFAS 123R.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Staff Accountant Sondra Snyder at (202) 551-3332, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief